FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated September 3, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: September 3, 2006	By:	/s/ Jyotin Mehta

Name: Title:	Jyotin Mehta General Manager & Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	September 3, 2006

The Board of Directors of ICICI Bank Limited (NYSE: IBN) will meet on September 4, 2006 to consider whether an expression of interest should be submitted to Reserve Bank of India (RBI) for amalgamation of United Western Bank (UWB) with ICICI Bank, pursuant to the order of moratorium announced in respect of UWB.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.